Exhibit 99.3

CHINA DIGITAL TV HOLDING CO., LTD.

(Incorporated in the Cayman Islands with limited liability)

Form of Proxy for Annual General Meeting

(or any adjournment thereof) to be held on November 27, 2014

I/We, _____________ being the registered holder of ____________ ordinary shares (Note 1), par value US$0.0005 per share, of China Digital TV Holding Co., Ltd. (the “Company”) hereby appoint the Chairman of the Annual General Meeting(Note 2) or________________ of ____________________ as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjournment thereof) (the “Meeting”) of the Company to be held at 4th Floor, Tower B, Jingmeng High-Tech Bldg, No.5 Shangdi East Road, Haidian District, Republic of China, on November 27, 2014, at 10:00 a.m. (Beijing time), and at any adjournment(s) or postponement(s) thereof, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.

ORDINARY RESOLUTIONS	FOR(Note 3)	AGAINST(Note 3)	ABSTAIN
Resolution No.1 as set out in the Notice of Annual General Meeting.
Resolution No.2 as set out in the Notice of Annual General Meeting.

Dated _______________, 2014	Signature(s) _________________ (Notes 4, 5, 6 and 7)

Notes:

[1]	Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
[2]	If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE EXTRODINARY GENERAL MEETING OR” and insert the name and address of the proxy desired in the space provided. A member holding two or more shares may appoint one or more proxies to attend and vote in his or her stead. A proxy need not be a member of the Company. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.
[3]	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.” Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion. Your proxy will also be entitled to vote at his discretion on any amendment to the resolution referred to in the Notice of Annual General Meeting which has been properly put to the Meeting.
[5]	In the case of a joint holding, this form of proxy may be signed by any joint holder, but if more than one joint holder is present at the Meeting, whether in person or by proxy, that one of the joint holders whose name stands first on the register of members in respect of the relevant joint holding shall alone be entitled to vote in respect thereof.
[6]	To be valid, this form of proxy together with any power of attorney or other authority (if any) under which it is signed or a certified copy of such power or authority must be deposited at the offices of the Company’s Corporate Secretary at 4/F Jingmeng High-Tech Building B, No. 5 Shangdi East Road, Haidian District, Beijing, P.R.C. not less than 48 hours before the time of the Meeting or any adjourned meeting.
[7]	Completion and return of this form of proxy will not preclude you from attending and voting in person at the Meeting or any adjournment thereof if you so wish and in such event, the form of proxy shall be deemed to be revoked.